                                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION                       SEC USE ONLY
FORM 144                                                 Washington, D. C. 20549                                 -------------------
                                                                                                                 |DOCUMENT SEQUENCE|
                                                NOTICE OF PROPOSED SALE OF SECURITIES                            |NUMBER           |
                                        Pursuant to Rule 144 Under the Securities Act of 1933                    |                 |
                                                                                                                 |CUSIP NUMBER     |
-----------------------------------------------------------------------------------------------------------------|                 |
|                                                                     |                      |                   |WORK LOCATION    |
|1 (a) Name of Issuer                                                 |(b) IRS Ident Number  |(c) SEC File Number|                 |
|      Track Data Corporation                                         | 22-3181095           |   0-24634         |                 |
|----------------------------------------------------------------------------------------------------------------------------------|
|1 (d) Address of Issuer             Street           City                        State  Zip Code             |(e) Telephone Number|
|   95 Rockwell Place   Brooklyn   NY,   11217                                                                |  (718) 522 7373    |
|----------------------------------------------------------------------------------------------------------------------------------|
|2 (a) Name of Person for whose account        |(b) Social Security      |(c) Relationship|(d) Address                             |
|      the securities are to be sold           |    Number or IRS        |    to Issuer   |  Street         City       State  Zip  |
|                                              |    Identification Number|                |  95 Rockwell Place                     |
|    Track Data Corp. Employees 401K Plan      |    11-3248066           | Issuer         |                                        |
|                                              |                         | Pension Plan   |  Brooklyn  NY,  11217                  |
------------------------------------------------------------------------------------------------------------------------------------
Instruction: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number
------------------------------------------------------------------------------------------------------------------------------------
|3 (a) Title   |(b) Name and Address of each  |  SEC USE  |(c) Number of |(d) Aggregate|(e) Number of|(f) Approximate  |(g) Name of|
| of the Class | broker through whom the      |   ONLY    | Shares or    | Market      | Shares or   | Date of Sale    | each      |
| of Securities| Securities are to be offered |  Broker   | Other Units  | Value       | Other Units | (Month/Day/Year)| Securities|
| to be Sold   | or each Market Maker who is  |  Dealer   | to be Sold   |             | Outstanding |                 | Exchange  |
|              | acquiring the Securities     |File Number| Instr 3(c)   | Instr 3(d)  | Instr 3(e)  | Instr 3(f)      | Instr 3(g)|
|--------------|------------------------------|-----------|--------------|-------------|-------------|-----------------|-----------|
|Common Stock  |Bishop Rosen                  |           |        43,000|      $67,510|   57,669,685|   8/17/01       | NASD      |
|              |100 Broadway                  |           |              |             |             |                 |           |
|              |New York                      |           |              |             |             |                 |           |
|              |NY,  10005                    |           |              |             |             |                 |           |
------------------------------------------------------------------------------------------------------------------------------------
INSTRUCTIONS:                                                    3 (a) Title of the class of the Securities to be sold
                                                                   (b) Name and address of each broker through whom the securities
1 (a) Name of Issuer                                                   are intended to be sold
  (b) Issuer's IRS Identification Number                           (c) Number of shares or other units to be sold (if debt
  (c) Issuer's SEC File Number, if any                                 securities, give the aggregate face amount
  (d) Issuer's address, including Zip Code                         (d) Aggregate market value of the securities to be sold as of a
  (e) Issuer's Telephone Number, including Area Code                   specified date within 10 days prior to the filing of this
                                                                       notice
2 (a) Name of person for whose account the securities are          (e) Number of shares or other units of the class outstanding, or
      to be sold                                                       if debt securities, the face amount thereof outstanding, as
  (b) Such person's Social Security or IRS Identification Number       shown by the most recent report or statement published by
  (c) Such person's relationship to the Issuer (e.g., Officer,         the issuer
      Director, 10% Holder, or member of immediate family of any   (f) Approximate date on which the securities are to be sold
      of the foregoing                                             (g) Name of each securities exchange, if any, on which the
  (d) Such person's address, including Zip Code                        securities are intended to be sold
                                                                                                                     SEC 1147 (5-96)

                                                            FORM 144 (Continued)
------------------------------------------------------------------------------------------------------------------------------------
                                                     Table I  --  Securities To Be Sold
------------------------------------------------------------------------------------------------------------------------------------
| Title of   |  Date  | Nature of Acquisition |   Name of Person from Whom Acquired    |     Amount of      | Date of | Nature of  |
| the Class  |Acquired|      Transaction      |(If gift, also give date donor acquired)| Securities Acquired| Payment |  Payment   |
|------------|--------|-----------------------|----------------------------------------|--------------------|---------|------------|
|Common Stock|2/15/95 |Contributed by Issuer  |Track Data Corporation                  |              43,000|         |N/A         |
------------------------------------------------------------------------------------------------------------------------------------
INSTRUCTIONS:
1 If the securities were purchased and full payment therefor     2 If within two years after the acquisition of the securities,
  was made in cash at the time of purchase, explain in the         the person for whose account they are to be sold had any short
  table or in a note thereto the nature of the consideration       positions, put or other option to dispose of securities
  given.  If the consideration consisted of any note or other      referred to in paragraph (d)(3) of Rule 144, furnish full
  obligation, or if the payment was made in installments,          information with respect thereto.
  describe the arrangement and state when the note or other
  obligation was discharged in full or the last installment paid.

------------------------------------------------------------------------------------------------------------------------------------
                                         Table II  --  Securities Sold During the Past Three Months
------------------------------------------------------------------------------------------------------------------------------------
|            Name and Address of Seller            |      Title of Securities Sold       | Date of |   Amount of   | Gross Proceeds|
|                                                  |                                     |  Sale   |Securities Sold|               |
------------------------------------------------------------------------------------------------------------------------------------
|                                                  |    None                             |         |               |               |
------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:


INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144       ATTENTION:
Information is to be given not only as to the person for whose    The person for whose account the securities to which this notice
account the securities are to be sold, but also to all other      relates are to be sold hereby represents by signing this notice
persons included in that definition.  In addition, information    that he does not know any material adverse information in regard
shall be given as to sales by all persons whose sales are         to the current and prospective operations of the Issuer of the
required by paragraph (e) of Rule 144 to be aggregated with       securities to be sold which has not been publicaly disclosed.
sales for the account of the person filing this notice.

                              8/16/01                                                       Martin Kaye - Trustee
                __________________________________               ___________________________________________________________________
                          Date of Notice                                                      Signature
**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  Transmit one copy of this Form to EDGAR, using a typed signature.                                             SEC 1147 (5-96)